CLS HOLDINGS USA, INC.

11767 South Dixie Highway, Suite 115

Miami, Florida 33156

July 10, 2019

Ms. Katherine Bagley

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Re:         CLS Holdings USA, Inc.

Registration Statement on Form S-1 (File No. 333-232553)

Dear Ms. Bagley:

On behalf of CLS Holdings USA, Inc., in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the Securities and Exchange Commission take appropriate steps to cause the above-referenced Registration Statement to be declared effective at 1:00 P.M., Eastern Time, on July 12, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Jeffrey I. Binder
Jeffrey I. Binder
Chief Executive Officer